UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 24, 2017

NORTEL INVERSORA S.A.

Mr. President of the

Comisión Nacional de Valores

Lic. Marcos Ayerra

S. / D.

Buenos Aires, May 24, 2017

Dear Sir,

In my capacity as Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel” or “the Company”), I hereby inform you that:

Because of the amortization of the shares held by W de Argentina-Inversiones S.A. (“WAI”) representing 17% of the capital stock of Sofora Telecomunicaciones S.A. –the Company’s direct parent-, which amortization was made on May 23, on such date the following members of the Board of Directors and the Supervisory Committee of Nortel appointed at the request of WAI submitted their irrevocable resignations, with an immediate effect:

Regular Member of the Board of Directors: Eduardo Federico Bauer

Alternate Members of the Board of Directors: Pablo Rodrigo Tarantino, Fabiana Leticia Marges and Mario Biondi

Regular Member of the Supervisory Committee: Tomás José Arecha

Alternate Member of the Supervisory Committee: Marcelo Gustavo Barreiro

It is planned that the Ordinary and Extraordinary Stockholders’ Meeting of Nortel which was held on May 22, 2017 and adjourned its session until May 30, 2017, shall reduce the number of regular and alternate directors and appoint the members of the Supervisory Committee that will replace the resigning members and finish their periods of service, when it begins its session again.

Sincerely,

María Blanco Salgado

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 24, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations